March 1, 2012

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Re:	Behringer Harvard REIT I, Inc. Form 10-K for the year ended December 31, 2010 (the “10-K”) Filed March 8, 2011 File No.: 0-51293

Dear Mr. Woody:

I am writing on behalf of Behringer Harvard REIT I, Inc. (the “Company”) in response to the comment contained in your correspondence dated February 17, 2012 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010.  The headings and comment number below correspond to the headings and comment number referenced in your letter.  For your convenience, I have reproduced the text of your comment.  The Company’s response follows immediately below the comment for your consideration.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

2.  Summary of Significant Accounting Policies

Real Estate, page F-8

1.             We have reviewed your response to comment #1. Please tell us management’s basis for using a 10% threshold.  Within your response, please cite the authoritative literature relied upon to establish this threshold and a registrant specific historical analysis that supports that tenants within the 0% through 10% discounts are unlikely to exercise the below market renewal option.

Response:

The guidance provided in FASB ASC 840-10-20 defines a bargain renewal option as “a provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable [and] that exercise of the option appears, at lease inception, to be reasonably assured.  Fair rental of a property in this context shall mean the expected rental for equivalent property under similar terms and conditions.”  This guidance also defines the lease term to include the period covered by any bargain renewal options.

We have not attempted to reach a conclusion as to whether a lessee would be likely to exercise a renewal option at a rental 0% to 10% lower than the estimated fair rental of the property at the date the option becomes exercisable.  Rather, based on the definition of a bargain renewal option, we have sought to determine whether or not it is reasonably assured that a lessee with an option would renew a lease with a below market rate and to understand at what level of discount might the probability of renewal increase sufficiently to warrant further consideration.  U.S. Auditing Standards AU Section 230 paragraph 10 indicates that reasonable assurance is a high, but not absolute, level of assurance.  Absolute assurance is not attainable because there will always be some element of uncertainty.  Management’s collective experience in leasing and operating commercial real estate indicates that a 10% or less discount without the ability to individually negotiate other lease terms, such as free rent concessions and tenant improvement allowances, is insufficient to impact the final lessee renewal decision.  Therefore, based upon management’s experience, we believe that at the acquisition of a lease, it is not reasonably assured that a lessee would exercise its renewal option without a discount of greater than 10% to the expected rental for an equivalent property under similar terms and conditions.  However, we believe that a lessee’s option to renew at a discount of greater than 10% to the expected rental for an equivalent property under similar terms and conditions warrants further consideration of qualitative factors as discussed in our letter to the Staff dated February 8, 2012.

We have performed a specific historical analysis related to actual lease renewals in our portfolio for leases in place at acquisition that contained renewal options at rental amounts containing a discount of 10% or less to the expected fair rental of an equivalent property under similar terms and conditions at the date the option becomes exercisable.  We identified 27 of the 1,781 leases acquired that met this criterion and had reached the end of the minimum contractual lease term.  We noted that 16 of the 27 leases included in our analysis, or 59%, were renewed by the lessee at the end of their minimum contractual lease term.  We compared the results of this analysis to a specific historical analysis of leases in our entire portfolio and noted that during the years ended December 31, 2010 and 2011, 62% and 65%, respectively, of the leases in our portfolio were renewed.  As such, we believe that a lease with a renewal option at a rate that is below the expected fair rental by 10% or less for an equivalent property under similar terms and conditions is no more likely to be exercised than a lease without such option.  Therefore, we have concluded that execution by lessees of renewal options at rentals that are below the expected fair rental by 10% or less for an equivalent property under similar terms and conditions has not proven to be reasonably assured in our portfolio.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the above-referenced filings.  Kind regards.

Very truly yours,

BEHRINGER HARVARD REIT I, INC.

/s/ Scott W. Fordham

Scott W. Fordham
Chief Operating and Financial Officer

cc:	Robert S. Aisner, President and Chief Executive Officer
Telisa Webb Schelin, Esq., Senior Vice President — Legal and General Counsel
Michael J. Choate, Esq.